January 10, 2018

VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Rahul Patel, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aspen REIT, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed December 21, 2017
File No. 024-10762

Dear Mr. Garrison and Mr. Patel:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-referenced Offering Statement on Form 1-A (“Amendment No. 3”). Amendment No. 3 has been revised in response to the comments from the Staff of the Commission (the “Staff”) as set forth in their letter dated January 8, 2018 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments of the Staff raised in the Comment Letter. The responses follow each comment and where applicable, include page references to Amendment No. 3 indicating where disclosure has been added in response to the Staff’s comment.

Offering Statement Cover Page

1.                                      We note your disclosure that “We intend to apply to list our common stock on the NYSE American exchange, or NYSE American, under the symbol “AJAX” and we expect our common stock to commence trading upon the closing of this offering.” Please balance this disclosure with a description of the conditions that must be met before your shares can trade on the NYSE American and to clarify that there is no guarantee that your shares will trade on the NYSE American.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on the cover page and on pages 41 and 128 of Amendment No. 3 under the captions “Risk Factors—Risks Related to Our Common Stock and This Offering—There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares,” and “Description of Capital Stock—Listing,” respectively.

Aspen REIT, Inc. Unaudited Pro Forma Financial Statements, page F-42

2.                                      We note your response regarding changes to the accounting treatment for the contribution transactions, which are no longer recognized as a reorganization of entities under common control.  Please revise your disclosure to include a discussion of the facts and circumstances that cause the contribution transactions to result in a change in control of the Hotel.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages F-42 and F-46 of Amendment No. 3 under the captions “Aspen REIT, Inc. Unaudited Pro Forma Financial Statements” and “Aspen REIT, Inc. Unaudited Pro Forma Financial Statements—Notes and Management’s Assumptions to Unaudited Pro Forma Financial Statements,” respectively.

We appreciate the Staff’s review of Amendment No. 3. If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8332.

Sincerely,

/s/ Andrew S. Epstein

cc:                                Jeffrey Lewis, Securities and Exchange Commission

Robert Telewicz, Securities and Exchange Commission

Stephane De Baets, Aspen REIT, Inc.

Michael W. Wirth, Aspen REIT, Inc.

Jay L. Bernstein, Clifford Chance US LLP

Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP